UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013.

Commission File No. 333-08880

MEXICAN SATELLITES,

a Mexican Company of Variable Capital

(Translation of registrant’s name into English)

SATÉLITES MEXICANOS, S.A. DE C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

Delegación Cuauhtémoc

México, D.F., 06600,

México (52)55-2629-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On June 05, 2013, Satélites Mexicanos, S.A. de C.V. issued a press release announcing plans to hold a conference call on June 11, 2013, beginning at 9:00 hrs (Central Time) / 10:00 hrs (Eastern Time), whereby CEO Patricio Northland and CFO Juan García-Gayou will provide a business update and discuss Q1 2013 results.

Exhibit 99.1 Press Release of Satélites Mexicanos, S.A. de C.V., dated June 05, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)

Date: June 06, 2013	By:	/s/ Juan Antonio García Gayou Facha
(Signature)
Name: Juan Antonio García Gayou Facha
Title: Chief Financial Officer

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